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[LETTERHEAD OF ST. JUDE MEDICAL, INC.]

November 4, 2005

VIA EDGAR AND FACSIMILE (202) 772-9203

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, NW Washington, DC 20549-0406
Attn:	Jeffrey B. Werbitt, Esq. Attorney-Advisor Office of Mergers and Acquisitions
	Re:	Advanced Neuromodulation Systems, Inc. Schedule TO-T filed by Apollo Merger Corp. and St. Jude Medical, Inc. Filed on October 18, 2005 File No. 005-33902

Dear Mr. Werbitt:

        On behalf of St. Jude Medical, Inc. ("Parent") and Apollo Merger Corp. ("Purchaser"), I am responding to your comment letter dated November 1, 2005 with respect to the above-referenced filing. Set forth below are your comments, which have been numbered to correspond to the numbering of your comments contained in the comment letter. For your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.

Schedule TO

Offer to Purchase for Cash

5.
U.S. Federal Income Tax Consequences, page 17

1.
You state that this disclosure is intended as a "general summary" only and is a summary of the consequences that are "generally applicable." You must disclose all material tax consequences of the transaction. Revise the summary accordingly, including a description of any potential additional tax consequences.

We acknowledge your comment and have revised the Offer to Purchase in accordance with Comment 1.

15.
Certain Conditions to the Offer, page 44

2.
We note your reference to an "Acceptance Date." However, it does not appear that this term is defined within the Offer to Purchase or in the Agreement and Plan of Merger. Please revise to define this term. For example, if this term means the expiration date, please disclose. In this regard, all conditions of the offer, other than those relating to necessary governmental approvals, must be satisfied or waived prior to expiration of the offer and not acceptance of the securities.

We acknowledge your comment and respectfully direct your attention to Section 8.2(e) of the Agreement and Plan of Merger, which defines the term "Acceptance Date" as the first date on which Parent or Sub accepts for payment Shares validly tendered and not validly withdrawn pursuant to the Offer. We also respectfully direct your attention to the last sentence in the first paragraph of Section 11 on page 26 of the Offer to Purchase, which states that capitalized terms used but not otherwise defined in the Offer to Purchase shall have the respective meanings set forth in the Agreement and Plan of Merger. To clarify the definition, we have amended the disclosure in the Offer to Purchase to include the defined term therein. Furthermore, to allay any concerns you may have regarding this term, we have amended the Offer to Purchase to explicitly state that all conditions to the Offer, other than those relating to necessary governmental approvals, will be deemed satisfied or waived on or before the expiration date.

Letter of Transmittal

3.
We note your request that the security holder acknowledge that they "understand" certain terms the offer. It is not appropriate to require security holders to attest to the fact that they "understand" the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the Letter of Transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

We acknowledge your comment. We have revised the Letter of Transmittal in accordance with Comment 3 and confirm that we will not utilize the referenced language as a waiver of liability against security holders.

Closing Comments

        On behalf of Purchaser, I hereby acknowledge that:

  •
  Purchaser is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

  •
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions regarding the information provided in this letter, please feel free to contact me at (651) 490-4312.

Very truly yours,
/s/ Kevin T. O'Malley
Kevin T. O'Malley Vice President and General Counsel
cc:
Joseph Barbeau, Esq., Gibson, Dunn & Crutcher LLP
James J. Moloney, Esq., Gibson, Dunn & Crutcher LLP

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Closing Comments